Exhibit 99.10

CONSENT OF IAN GLAZIER

Reference is made to the Annual Report on Form 40-F and the documents incorporated by reference therein (the “40-F”) of Goldcorp Inc. (the “Company”) for the fiscal year ended December 31, 2011, and any amendments thereto, to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F.

I hereby consent to the references to, and the information derived from, the following report(s) and to the references, as applicable, to my name in connection with (including, as an expert or “qualified person”) the following report(s) and documents:

1.	The technical report dated March 14, 2011, as amended March 30, 2011, entitled “Red Lake Gold Operation, Ontario, Canada, NI 43-101 Technical Report” (the “Red Lake Report”); and

2.	The 40-F, the MD&A and the AIF, which include references in connection with information relating to the Red Lake Report and the Red Lake Gold Mines, and the properties described therein.

I also hereby consent to the incorporation by reference of such information contained in the 40-F, the MD&A and the AIF into Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-138760, 333-151243, 333-151251 and 333-174376 on Form S-8 of the Company.

Date: March 30, 2012

/s/ Ian Glazier
Name: Ian Glazier, P. Eng.